SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

Commission File Number 1-10962

(Check One)
☐ Form 10-K and Form 10-KSB	☐ Form 11-K

☐ Form 20-F	☑ Form 10-Q and Form 10-QSB	☐ Form N-SAR

For Period ended:	September 30, 2002

☐ Transition Report on Form 10-K and Form 10-KSB	☐ Transition Report on Form 10-Q and Form 10-QSB

☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR

☐ Transition Report on Form 11-K

For the Transition Period ended

      Read Instruction (on back page) Before Preparing Form. Please Print or Type.

      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I.
REGISTRANT INFORMATION

Full name of registrant	Callaway Golf Company

Former name if applicable

Address of principal executive office (Street and number)	2180 Rutherford Road

City, state and zip code	Carlsbad, CA 92008

PART II.
RULE 12B-25 (B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III.
NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      In the Company's October 17, 2002 earnings release (a copy of which is available on the Company's website at www.callawaygolf.com), the Company announced that it would be voluntarily seeking the guidance of the staff of the Securities and Exchange Commission with regard to the appropriate periods in which to record a reduction in the Company’s warranty reserve. The Company has initiated this process but it is not yet completed. The Company expects to receive such guidance, and will file its Form 10-Q, on or before November 19, 2002.

PART IV.
OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

Bradley J. Holiday	(760)	931-1771

(Name)	(Area Code)	(Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☑   Yes ☐   No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑   Yes ☐   No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      See Exhibit A attached hereto.

Callaway Golf Company

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	November 14, 2002	By	/s/ Bradley J. Holiday

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

      Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

      1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

      2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

      3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

      4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

      5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§ 232.201 or § 232.02 of this Chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§ 232.13(b) of this Chapter).

Exhibit A
to
FORM 12B-25

      Subject to further interpretive guidance from the staff of the Securities and Exchange Commission, set forth below is a brief explanation of the changes in results in operations, as compared to the corresponding periods in 2001, that the Company anticipates reporting in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2002.

      For the quarter ended September 30, 2002, net sales declined 18% to $160.0 million ($156.5 million in constant dollars) compared to $195.8 million for the same quarter last year. Net income was $12.4 million compared to $6.5 million last year, and fully diluted earnings per share were $0.19 compared to $0.09 in 2001.

      For the nine months ended September 30, 2002, net sales declined 6% to ($668.6 million $669.8 million in constant dollars) compared to $710.9 million for the same period last year. Net income increased 19% to $80.2 million compared to $67.6 million in 2001, and fully diluted earnings per share increased 29% to $1.19 from $0.92 last year.

      The Company believes it is important for investors and potential investors to be aware of the following additional information in considering these results. Earnings for the three and nine months ended September 30, 2001, were negatively affected by non-cash pre-tax charges associated with a long-term electricity supply agreement of $12.2 million and $19.9 million, respectively. Earnings for the third quarter of 2002 and the nine month period ended September 30, 2002, were positively affected by a $17.0 million non-cash pre-tax reversal in the Company's warranty reserve. Excluding the effects of these non-cash items, net income was $1.9 million for the third quarter of 2002 compared to $14.3 million in the comparable quarter in 2001, and was $69.8 million for the nine months ended September 30, 2002 compared to $81.8 million in the comparable period in 2001. Also excluding the effects of these non-cash items, earnings per diluted share were $0.03 for the third quarter of 2002 compared to $0.20 in the comparable quarter in 2001, and $1.03 versus $1.12 for the nine month periods ended September 30, 2002 and 2001, respectively.